Amplify Energy Corp. 500 Dallas Street, Suite 1700 Houston, TX 77002 (713) 490-8900

October 2, 2019

VIA EDGAR

Irene Barberena-Meissner and Karina Dorin

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Amplify Energy Corp.
Registration Statement on Form S-3
Filed September 9, 2019
File No. 333-233677

Ladies and Gentlemen:

This letter sets forth the response of Amplify Energy Corp. (the “Company”) to the comment of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated September 26, 2019, with respect to the above referenced Registration Statement on Form S-3.

Set forth below is the Company’s response to the Staff’s comment. For the Staff’s convenience, we have incorporated your comment into this response letter in italics.

In addition, we have revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Registration Statement”) with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Company’s response correspond to page numbers in the Registration Statement.

Registration Statement on Form S-3

Description of Capital Stock

Second Amended and Restated Certificate of Incorporation and Second Amended and

Restated Bylaws, page 10

1.

Staff’s comment: We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, please disclose the impact of your exclusive forum provision on shareholders including that shareholders may be subject to increased costs to bring a claim, and that the provision could discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the Registration Statement on page 11 to add the requested disclosure regarding the forum selection provision of our second amended and restated bylaws. In particular, our added disclosure clarifies that (i) the forum selection provision does not apply to claims that are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (ii) there exists uncertainty as to whether a court would enforce the forum selection provision with respect to actions arising under the Securities Act or Exchange Act and (iii) our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder on account of the forum selection provision. In addition, we have included disclosure describing the impact of our exclusive forum provision on stockholders, including the fact that our stockholders may be subject to increased costs to bring a claim and that the provision could discourage claims or limit stockholders’ ability to bring a claim in a judicial forum they find favorable.

* * * *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 or Brooks W. Antweil of Kirkland & Ellis LLP at (713) 836-3388 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely, AMPLIFY ENERGY CORP.

By:	/s/ Eric M. Willis
Eric M. Willis
Senior Vice President, General Counsel & Land

cc:	Irene Barberena-Meissner

Karina Dorin

Kenneth Mariani

Matthew R. Pacey

Brooks W. Antweil

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